Filed by Alleghany Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Transatlantic Holdings, Inc.

Commission File No.: 1-10545

The following is an article published by The Insurance Insider on November 24, 2011:

Alleghany to focus on book value growth after TRH deal

US P&C insurer Alleghany, the prospective new owner of Transatlantic Re, will concentrate on group investment and capital management while leaving the international reinsurer to run its day to day affairs, its CEO Weston Hicks told The Insurance Insider.

In an interview Hick explained that his firm’s corporate strategy was based upon compounding book value per share, not delivering earnings per share or top-line underwriting growth.

“We can do that through underwriting profit; we can do it through investment income on float; we can do it through investing in public equities; we can do it through investing in private opportunities; and if all of those things fail we can do it through share repurchases,” he concluded.

“So we have multiple levers to grow book value per share. And we feel that over time if book value per share grows the stock price will go up.”

Alleghany will assume the management of Transatlantic Re’s $13.7bn investment float if the recommended takeover goes through.

The company will also have the role of allocating capital between different operating companies, but otherwise will confine itself to board-level strategic oversight.

“In terms of managing the investment portfolio we have a team of equity analysts that work with me and manage our corporate and subsidiary equity investments,” he said. “And we work with outside managers to oversee the bond portfolio.”

Hicks confirmed that Transatlantic Re would slot into this same arrangement on completion of the deal.

Alleghany has a strong reputation as an investor and has consistently outperformed the S&P 500 due to the strong growth of its equity portfolio.

Between 2004 and the end of 2010 Alleghany achieved annualised total investment returns of 7.9 percent.

At year-end 2010 Alleghany had a bond portfolio of $2.8bn and equity investments of $1.5bn, demonstrating its high weighting to shares.

Hicks was adamant, however, that Alleghany was not trying to take over Transatlantic because it wanted to take the running of the business out of the existing management’s hands.

“We leave that to the professionals. We don’t try to get involved in the day-to-day or even the month-to-month underwriting decisions.”

However, Hicks said that Alleghany would involve itself in determining the strategy for Transatlantic.

“We would do that as a representative on the board of directors of Transatlantic. Just as the board today works with management on strategy - we would do the same thing. It’s just a downstream board instead of a public company board.”

Hicks comments seem to confirm the statement that Transatlantic CEO Bob Orlich sent to staff after the deal was announced.

Orlich said that under Alleghany’s ownership “Transatlantic will continue to operate as it always has”.

Hicks also sought to head off some of the criticisms being voiced by Transatlantic shareholders.

Since the agreement was announced sources have been critical of the low liquidity of Alleghany stock and its very thin analyst coverage on Wall Street.

Hicks accepted that the company would have to change. “Yes, we clearly recognise that as a $6bn company there are going to be a lot of people with needs for information. So we’re going to have a very well thought out and well presented information flow.”

Shareholders have also been unhappy that Transatlantic has accepted an offer initially worth $59.79 per share, and which has since fallen to around $55 under the influence of arbitrageurs, when Stone Point was thought to have tabled an all-cash bid at $61 per share.

“Any board of directors has to evaluate not only the headline price but also the probability of closure, including not only shareholder vote but approval from external parties including regulators,” Hicks said.

“Unfortunately, a board has a much more complicated job than just saying $60 is greater than $55,” he concluded.